Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Brigham Minerals, Inc.:

We consent to the use of our report dated February 27, 2020 with respect to the consolidated and combined balance sheets of Brigham Minerals, Inc. and subsidiaries as of December 31, 2019 and 2018, the related consolidated and combined statements of operations, comprehensive income, changes in shareholders’ and members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Dallas, Texas
May 21, 2020